Exhibit 99.12

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to Annual Report on Form 40-F/A for the fiscal year ended December 31, 2013 of Fortuna Silver Mines Inc. (the “Company”), as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jorge Ganoza Durant, President, Chief Executive Officer and Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 22, 2014

"Jorge Ganoza Durant"
Jorge Ganoza Durant
President, Chief Executive Officer & Director
(principal executive officer)